Via EDGAR

April 2, 2014

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel

Mr. Robert S. Littlepage

RE:	NeoPhotonics Corporation

Form 10-K for the Year Ended December 31, 2012

Filed March 15, 2013

SEC Staff Comment Letter dated March 31, 2014

File No. 001-35061

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are responding to Comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2014 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the subject Form 10-K.

Form 10-K for the Year Ended December 31, 2012

M D &A, Business Overview, page 48

1.	On page 5 of your response, you indicated that “there is no limitation on the amount of general working capital that can be spent outside of the Russian Federation... as long as it is related to the Russian subsidiary’s current and potential product.” Considering that the Rights Agreement stipulates that the Company “may also use a portion of such funds for general working capital (including general and administrative services) and research and development purposes related to the Russian Subsidiary’s current and potential products,” please clarify the maximum amount that you expect to incur in this regard. Additionally, state whether these general working capital expenditures require prior and/or subsequent approval from Rusnano.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971

www.neophotonics.com

Response to Comment 1:

The Company respectfully informs the Staff that it expects that up to $15.0 million of the overall $30 million investment commitment will be satisfied through cash and non-cash general working capital and research and development expenditures and commitments.

The Company’s Rights Agreement with Rusnano does not require Rusnano’s prior and/or subsequent approval for these general working capital or R&D expenditures.

2.	We note your updated proposed enhanced disclosures to Management’s Discussion and Analysis, Business Overview. Please expand this discussion to address each of the following to provide a balanced discussion of your commitments under the related April 2012 rights agreement. Provide a cross reference to disclosure that identifies the terms of the rights agreement. Expand Management’s Discussion and Analysis to clarify that in conjunction with the April 2012 sale of common shares, you also entered into a rights agreement with the same investor and address each of the following, if true:

•	under the rights agreement, you agreed to spend $30 million of the proceeds to establish a subsidiary in Russia;

•	why you believe the provisions in the rights agreement do not result in a portion of the proceeds from the sale of the common shares received being restricted cash;

•	the type of assets that are permitted by the rights agreement that you plan to use to satisfy the requirements of the rights agreement; and

•	the nature of the penalty provision and that if you are required to pay it, that it releases you from your commitment to spend $30 million of the proceeds to establish a subsidiary in Russia.

Please consider including this discussion in your liquidity and capital resources discussion or providing a cross reference.

Response to Comment 2:

In response to the Staff’s comment, the Company proposes to enhance its disclosures in the Management’s Discussion and Analysis section in its future filings with the Commission. The proposed enhanced disclosures are attached to this letter as Exhibit A. To assist the Staff’s review, the above bullet points are addressed in the following sections of the proposed enhanced disclosure:

•	First bullet point: please see third paragraph of “MD&A, Business Overview”

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971

www.neophotonics.com

•	Second bullet point: please see the last sentence of the second paragraph of “MD&A – Liquidity and Capital Resources”

•	Third bullet point: please see the possible list of non-cash asset transfers included in the first paragraph of “MD&A – Liquidity and Capital Resources”

•	Fourth bullet point: please see the last sentence of the third paragraph of “MD&A – Liquidity and Capital Resources”

Liquidity and Capital Resources, page 57

3.	Please clarify that you intend to meet your $30 million investment commitment in part through in-kind contribution valued at $15 million subject to Rusnano’s approval, including the impact on your ability to satisfy your commitments under the rights agreement if approval is not granted. Please describe the nature of in-kind contribution that you already made and plan to make.

Response to Comment 3:

In response to the Staff’s comment, the Company has added additional disclosures in the first paragraphs of “MD&A – Liquidity” and “MD&A – Contractual Obligations and Commitments”, as set forth on Exhibit A. The last sentence of the final paragraph of each of these sections also provides disclosure of the potential impact of the Company’s ability to satisfy the investment obligation if Rusnano’s approval is not granted for proposed non-cash asset transfers.

The Company respectfully advises the Staff that it has not yet made any in-kind contributions, but expects to request Rusnano to approve a list of proposed non-cash assets to be transferred in the second or third quarter of 2014.

Contractual obligations and commitments, page 60

4.	We note your proposed disclosure. Please include a footnote with respect to the expected timing of your $30 million investment commitment related to the Russian subsidiary.

Response to Comment 4:

The Company respectfully advises the Staff that the exact timing and composition of those expenditures has not yet been determined. Proposed disclosure is included at the end of the second paragraph under “MD&A – Contractual Obligations and Commitments”.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971

www.neophotonics.com

Stockholders’ equity, page 90

5.	We note your response regarding the classification of the $5 million Penalty Payment as a liability in the balance sheet. We believe that such penalty provision is considered to be an embedded feature within the Rights Agreement and should be accounted for as an embedded derivative.

Response to Comment 5:

The Company acknowledges the Staff’s position and will accept this classification of the $5 million Penalty Payment. Please see proposed disclosure at the end of Note 12, Stockholders’ Equity, on Exhibit A.

*        *        *         *        *

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971

www.neophotonics.com

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 232-9200 with any questions or further comments regarding the Company’s responses to the Staff’s Comments.

Yours very sincerely,

NEOPHOTONICS CORPORATION

/s/ Clyde R. Wallin

Clyde R. Wallin

Senior Vice President and Chief Financial Officer

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971

www.neophotonics.com

Exhibit A

Proposed Enhanced Disclosures in Future Filings

(Page References are to the original 10-K Report)

MD&A, Business Overview, Pages 48 and 49

On April 27, 2012, we issued and sold approximately 4.97 million shares of our common stock in a private placement transaction at a price of $8.00 per share for a gross amount of approximately $39.8 million. We intend to use the amount received for general corporate purposes.

The shares of common stock are restricted from transfer pursuant to a lockup agreement for up to two years, at the end of which we are obligated to file one or more registration statements covering the potential resale of the shares of common stock. Because we did not timely file our Quarterly Report on Form 10-Q for the period ended September 30, 2013 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, we are currently ineligible to file the required registration statement on Form S-3 within the original time frame and we have requested an extension from the purchaser.

In connection with this private placement transaction, we agreed to certain performance obligations, including establishing a wholly-owned subsidiary in the Russian Federation and making a $30.0 million investment commitment towards the Company’s Russian operations. See Managements’ Discussion and Analysis, Liquidity and Capital Resources and Contractual Obligations and Commitments and Note 12 to the Condensed Consolidated Financial Statements.

Liquidity and Capital Resources, Page 57

In connection with the 2012 private placement transaction (see Managements’ Discussion and Analyses, Business Overview), we agreed to certain performance obligations including establishing a wholly-owned subsidiary in the Russian Federation and making a $30.0 million investment commitment (the ‘Investment Obligation’) towards the Company’s Russian operations. The Investment Obligation can be partially satisfied by cash and/or stock investment inside or outside of the Russian Federation and/or by way of non-cash asset transfers, including but not limited to capital equipment, small tools, intellectual property, and other intangibles. A minimum of $15.0 million of the Investment Obligation is required to be satisfied by making capital expenditure investments and we expect that the remaining $15.0 million will be satisfied through cash and non-cash general working capital and research and development expenditures and commitments. All of the amount for general working capital can be spent either inside or outside of Russia. However, at least 80% of the amount expended for research and development must be spent inside Russia. General working capital can include cash or stock acquisition of technology and other businesses or portions thereof to be owned by the Russian subsidiary. Our current plan is to substantially meet the $15.0 million capital expenditure portion of the Investment Obligation by transferring non-cash assets from other entities within the consolidated Company to the Russian subsidiary, subject to the purchaser’s approval as required in the rights agreement. We expect that the remaining $15.0 million will be satisfied through some combination of working capital and research and development spending, which may include technology or other acquisitions acquired by cash or stock through March, 2015. The exact timing and composition of those expenditures has not yet been determined.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971

www.neophotonics.com

The purchaser of the common stock has nontransferable veto rights over our Russian subsidiary’s annual budget during the investment period, and non-cash asset transfers to be made in satisfaction of the Investment Obligation requires approval by the purchaser. Spending and/or commitments to spend for general working capital and research and development do not require approval by the purchaser. There are no legal restrictions on the usage of amounts received in the private placement transaction or on withdrawal from our bank accounts for use in general corporate purposes.

We are required to satisfy the Investment Obligation by July 31, 2014, or, in the event we have not recorded aggregate revenue from sales of our products in the Russian Federation of at least $26.8 million during the period beginning July 1, 2012 and ending June 30, 2014, then by March 31, 2015. We expect the date for achievement of the Investment Obligation will be extended to March 31, 2015. Therefore, we intend to meet the Investment Obligation by March 31, 2015. If we fail to meet the Investment Obligation by the deadline, including failure to meet the Investment Obligation because the purchaser of the common stock does not approve the transfer of non-cash assets, we will be required to pay a $5.0 million penalty as the sole and exclusive remedy for damages and monetary relief available to the purchaser for failure to meet the Investment Obligation.

Contractual obligations and commitments, Page 60

Private Placement Transaction

The Investment Obligation can be partially satisfied by cash and/or stock investment inside or outside of the Russian Federation and/or by way of non-cash asset transfers, including but not limited to capital equipment, small tools, intellectual property, and other intangibles. A minimum of $15.0 million of the Investment Obligation is required to be satisfied by making capital expenditure investments and we expect that the remaining $15.0 million will be satisfied through cash and non-cash general working capital and research and development expenditures and commitments. All of the amount for general working capital can be spent either inside or outside of Russia. However, at least 80% of the amount for research and development must be spent inside Russia. General working capital can include cash or stock acquisition of other businesses or portions thereof to be owned by the Russian subsidiary.

Our current plan is to substantially meet the $15.0 million capital expenditure portion of the Investment Obligation by transferring non-cash assets from other entities within the consolidated Company to the Russian subsidiary, subject to the purchaser’s approval as required in the rights agreement. We expect that the remaining $15.0 million will be satisfied through some combination of working capital and research and development spending, which may include technology or other acquisitions acquired by cash or stock through March 2015. The exact timing and composition of those expenditures has not yet been determined.

There are no legal restrictions on the specific usage of amounts received in the private placement transaction or on withdrawal from our bank accounts for use in general corporate purposes.

We are required to satisfy the Investment Obligation by July 31, 2014, or, in the event we have not recorded aggregate revenue from sales of our products in the Russian Federation of at least $26.8 million during the period beginning July 1, 2012 and ending June 30, 2014, then by March 31, 2015. We expect the date for achievement of the Investment Obligation will be extended to March 31, 2015. Therefore, the Company intends to meet its Investment Obligation by March 31, 2015. If we fail to meet the Investment Obligation by the deadline, including failure to meet the Investment Obligation because the purchaser of

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971

www.neophotonics.com

the common stock does not approve the transfer of non-cash assets, we will be required to pay a $5.0 million penalty as the sole and exclusive remedy for damages and monetary relief available to the purchaser for failure to meet the Investment Obligation.

Note 12, Stockholders’ Equity

On April 27, 2012, the Company issued and sold approximately 4.97 million shares of its common stock in a private placement transaction at a price of $8.00 per share for a gross amount of approximately $39.8 million.

The shares of common stock are restricted from transfer pursuant to a lockup agreement for up to two years, at the end of which the Company is obligated to file one or more registration statements covering the potential resale of the shares of common stock.

In connection with this private placement transaction, the Company agreed to certain performance obligations including establishing a wholly-owned subsidiary in the Russian Federation and making a $30.0 million investment commitment (the ‘Investment Obligation’) towards the Company’s Russian operations. The Investment Obligation can be partially satisfied by investment outside of the Russian Federation and/or by way of non-cash asset transfers, including but not limited to capital equipment, small tools, intellectual property, and other intangibles. A minimum of $15.0 million of the Investment Obligation is required to be satisfied by making capital expenditures and the remaining $15.0 million can be satisfied through general working capital and research and development expenditures. All of the amount for general working capital can be spent either inside or outside of Russia. However, at least 80% of the amount for research and development expenditure must be spent inside Russia. General working capital can include acquisition of other businesses or portions thereof to be owned by the Russian subsidiary.

The purchaser of the common stock has non-transferable veto rights over the Company’s Russian subsidiary’s annual budget during the investment period and must approve non-cash asset transfers to be made in satisfaction of the Investment Obligation. Spending and/or commitments to spend for general working capital and research and development do not require approval by the purchaser. There are no legal restrictions on the specific usage of the $39.8 million received in the private placement transaction or on withdrawal from the Company’s bank accounts for use in general corporate purposes.

The Company is required to satisfy the Investment Obligation by July 31, 2014 or, in the event the Company has not recorded aggregate revenue from sales of its products in the Russian Federation of at least $26.8 million during the period beginning July 1, 2012 and ending June 30, 2014, then will be automatically extended from July 31, 2014 to March 31, 2015. The Company expects the date for achievement of the Investment Obligation will be extended to March 31, 2015. Therefore, the Company intends to meet its Investment Obligation by March 15, 2015. If the Company fails to meet the Investment Obligation by the deadline, including failure to meet the Investment Obligation because the purchaser of the common stock does not approve the transfer of non-cash assets, the Company will be required to pay a $5.0 million penalty (the ‘Penalty Payment’) as the sole and exclusive remedy for damages and monetary relief available to the purchaser for failure to meet the Investment Obligation.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971

www.neophotonics.com

The Company has accounted for the $5.0 million Penalty Payment as an embedded derivative instrument, with the underlying being the performance or nonperformance of meeting the Investment Obligation by the extended deadline of March 31, 2015 and has classified $4.9 million of the $5.0 million as additional paid-in capital and the remaining $0.1 million, representing the estimated fair value of the Penalty Payment derivative, as other noncurrent liabilities.

The fair value of the Penalty Payment derivative has been estimated at the date of the original common stock sale (April 27, 2012) and at each subsequent balance sheet date using a probability-weighted discounted future cash flow approach using unobservable inputs, which are classified as Level 3 within the fair value hierarchy. The primary inputs for this approach include the probability of achieving the Investment Obligation and a discount rate that approximates the Company’s incremental borrowing rate. After the initial measurement, changes in the fair value of this derivative were recorded in other income (expense). The change in fair value of the Penalty Payment derivative from April 27, 2012 to December 31, 2012 and to March 31, 2013 was not significant.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971

www.neophotonics.com